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SECURITI 13026426 ON

ANNU REPORT

FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 35165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 08/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. Cypress Circle
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric S. Namee (316) 683-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Ste.1700 (Address) Wichita (City) KS (State) 67202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2013 AND 2012

WITH

INDEPENDENT AUDITOR'S REPORT

OATH OR AFFIRMATION

I, ____Eric Namee____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Busada Advisory Services, Inc.____, as of ___August 31____________________________________, 20__13_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIMBERLY DAWN TRAFFAS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/03/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended August 31, 2013 and 2012

TABLE OF CONTENTS

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Busada Advisory Service, Inc.
Wichita, Kansas

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Busada Advisory Services, Inc. (the Company) as of August 31, 2013 and 2012, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. at August 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As discussed in Note 2 to the financial statements, the Company recorded accruals previously unrecorded at August 31, 2012. We audited the adjustments described in Note 2 that were applied to restate the 2012 financial statements. In our opinion such adjustments are appropriate and have been properly applied.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

October 24, 2013
Wichita, KS

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

August 31, 2013 and 2012

		2013		2012
ASSETS				
Current assets:				
Cash	$	**18,907**	$	15,997
Commissions receivable		**1,087**		1,305
Total current assets		**19,994**		17,302
Property and equipment:				
Office equipment and furniture		**6,226**		6,226
Less accumulated depreciation		**(5,257)**		(4,826)
		969		1,400
	$	**20,963**	$	18,702
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accrued expenses, as restated	$	**4,825**	$	5,782
Income taxes payable		**--**		45
Total current liabilities		**4,825**		5,827
Deferred income tax		**258**		258
Stockholder's equity:				
Common stock, no par value, 500 shares authorized, 300 issued and outstanding		**6,000**		6,000
Retained earnings, as restated		**9,880**		6,617
Total stockholder's equity		**15,880**		12,617
	$	**20,963**	$	18,702

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF OPERATIONS

Years Ended August 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions	$ 20,010	$ 21,484
Interest	13	14
	20,023	21,498
Expenses:		
Depreciation	431	454
Other operating expenses	16,035	17,830
	16,466	18,284
Income before income taxes	3,557	3,214
Income tax expense	(294)	(1,009)
Net income	$ 3,263	$ 2,205

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended August 31, 2013 and 2012

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2011	300	$ 6,000	$ 8,849	$ 14,849
Net income			2,205	2,205
Balance at August 31, 2012, as previously reported	300	6,000	11,054	17,054
Cumulative effect of accounting error to record other accruals - see Note 2			(4,437)	(4,437)
Balance at August 31, 2012, as restated	300	6,000	6,617	12,617
Net income			**3,263**	**3,263**
Balance at August 31, 2013	**300**	**$ 6,000**	**$ 9,880**	**$ 15,880**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended August 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ **3,263**	$ 2,205
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation	**431**	454
Change in commissions receivable	**218**	77
Change in accrued expenses	**(957)**	(5,250)
Change in deferred income taxes	**--**	258
Change in payroll taxes payable	**--**	(68)
Change in income taxes payable	**(45)**	45
Net cash from operating activities	**2,910**	(2,279)
Net change in cash	**2,910**	(2,279)
Cash, beginning of year	**15,997**	18,276
Cash, end of year	**$ 18,907**	$ 15,997

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. RESTATEMENT OF PRIOR YEAR

Retained earnings at August 31, 2012, have been restated by $4,437, as a result of recording accruals related to the August 31, 2012 year end that were previously unrecorded.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition and Commissions Receivable - Commissions revenues are recorded on a trade date basis. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. As of August 31, 2013 and 2012, the Company believes it does not have any material uncertain tax positions. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2010, 2011, 2012, and 2013.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through October 24, 2013, which is the date the financial statements were issued.

4. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the years ended August 31, 2013 and 2012 was $431 and $454, respectively.

5. INCOME TAXES

Deferred tax liabilities as of August 31, 2013 and 2012 consist of the following:

	2013	2012
Deferred tax liabilities:		
Property and equipment	$ 258	$ 258
Total deferred tax liabilities	$ 258	$ 258

Income tax (expense) benefit for the years ended August 31, 2013 and 2012 is as follows:

	2013	2012
Deferred	$ (294)	$ (1,009)
Total	$ (294)	$ (1,009)

6. OPERATING LEASE

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $1,662 and $1,620 for the years ended August 31, 2013 and 2012, respectively.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2013, the Company had net capital and net capital requirements of $14,911 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .341 to 1. At August 31, 2012, the Company had net capital and net capital requirements of $11,042 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .551 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2013 AND 2012

	2013	2012
Aggregate indebtedness:		
Accrued expenses and other	$ 5,083	$ 6,085
Total aggregate indebtedness	$ 5,083	$ 6,085
Net Capital:		
Credit items:		
Common stock	$ 6,000	$ 6,000
Retained earnings, as restated in 2012	9,880	6,617
Total credit items	15,880	12,617
Deductions and charges:		
Furniture and equipment, at cost, less accumulated depreciation	969	1,400
Hair cut on securities owned	--	175
Total deductions and charges	969	1,575
Net capital	$ 14,911	$ 11,042
Capital requirements:		
Net capital	$ 14,911	$ 11,042
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 9,911	$ 6,042
Ratio of aggregate indebtedness to net capital	.341 to 1	.551 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2013 and 2012.

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2013 AND 2012

	2013	2012
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in PartIIA of Form X-17A-5 as of August 31, 2013 and 2012	$ 5,083	$ 6,085
Adjustments	--	--
Aggregate indebtedness as computed on Schedule 1	$ 5,083	$ 6,085
Net Capital:		
Net capital as reported by the registrant in PartIIA of Form X-17A-5 as of August 31, 2013 and 2012	$ 14,911	$ 11,042
Adjustments	--	--
Net capital as computed on Schedule 1	$ 14,911	$ 11,042

AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

Independent Auditor's Report on Internal Control

To the Board of Directors
Busada Advisory Services, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Busada Advisory Services, Inc. (the Company) as of and for the year ended August 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

October 24, 2013
Wichita, Kansas

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES (CLAIMING EXCLUSION FROM SIPC MEMBERSHIP)

Board of Directors
Busada Advisory Services, Inc.
Wichita, Kansas

Attention: Mr. Namee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by Busada Advisory Services, Inc. (the Company) with the Securities Investor Protection Corporation (SIPC), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended August 31, 2013, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended August 31, 2013. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended August 31, 2013 to the total revenues in the Company's audited financial statements for the year ended August 31, 2013 noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended August 31, 2013 to supporting schedules and working papers noting no differences.

3. Proved the mathematical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended August 31, 2013 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.

October 24, 2013

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com